UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.

(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3E8

Tel: (604) 895-2700

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated April 22, 2026 re: West Fraser Announces Voting Results of the Annual Shareholders Meeting.

99.2	Report of Voting Results of Annual Shareholders Meeting held on April 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2026

WEST FRASER TIMBER CO. LTD.

/S/ Chistopher A. Virostek
Christopher A. Virostek
Executive Vice-President and Chief Financial Officer